Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2006	2005 Restated	2006	2005 Restated
Earnings: Income before provision for income taxes	$181,264	$199,284	$380,568	$425,160
Interest expense	279,287	208,385	533,373	398,894
Implicit interest in rents	4,987	4,537	9,970	9,125
Total earnings	$465,538	$412,206	$923,911	$833,179
Fixed charges: Interest expense	$279,287	$208,385	$533,373	$398,894
Implicit interest in rents	4,987	4,537	9,970	9,125
Total fixed charges	$284,274	$212,922	$543,343	$408,019
Ratio of earnings to fixed charges	1.64	1.94	1.70	2.04

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